Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our interim unaudited condensed consolidated financial statements and the related notes for the six months ended June 30, 2021 and the audited consolidated financial statements and accompanying notes for the year ended December 31, 2020 included in our annual report filed with the SEC on May 4, 2021. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

A.	Operating Results

Overview

Our business consists of four business segments, including machinery and equipment production and sales, construction materials production and distribution, municipal construction projects and technological consulting and other services, which accounted for 51.9%, 48.1%, 0% and 0% of our total revenue for the six months ended June 30, 2021, respectively; for 43.6%, 52.0%, and 4.4% and 0% of our total revenue for the six months ended June 30, 2020, respectively.

The machinery and equipment we manufacture mostly consist of large-scale automatic environmental protection equipment with hydraulic integration, which can be used to produce various types of eco-friendly construction materials and meet the needs of various ecological projects. In addition, we have entered into the urban ecological construction (sponge cities) business which includes design and construction for urban ecological environments. This business focuses on resource utilization of solid wastes and urban ecological construction.

Our environmentally-friendly construction materials are made from mining waste (iron tailings) and fly-ash and are used for ground works, landscaping, hydraulic engineering projects and wall projects. As of June 30, 2021, our production facilities included factories operated by REIT Changjiang and REIT Xingyi.

We will build a new manufacturing plant for REIT Yancheng and REIT Lingqiu in the near future. We have 67 registered patents (seven of which are jointly owned with Luoyang) and four software copyrights in China and have 14 ongoing research and development projects that are crucial for our businesses. However, we do not believe that our business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement of any particular patent.

Our domestic customers are throughout China and our international customers are mainly located in Asia, the Middle East, North Africa and North America. Sales to customers in China and internationally accounted for approximately 98% and 2%, respectively, of our total sales for the six months ended June 30, 2021, and approximately 98% and 2%, respectively, of our total sales for the six months ended June 30, 2020. As of June 30, 2021, our products have been sold in 5 countries.

Our primary raw materials in production of construction materials are from iron ore refining, concrete and steel. Cost of revenues mainly includes costs of raw materials, costs of direct labor, utilities, depreciation expenses and other overhead costs.

Impact of COVID-19

The Company’s operations are affected by the recent and ongoing outbreak of the coronavirus disease 2019 (COVID-19) which in March 2020, was declared a pandemic by the World Health Organization. The COVID-19 outbreak is causing lockdowns, travel restrictions, and closures of businesses. Our business has been negatively impacted by the COVID-19 coronavirus outbreak to a certain extent.

From late January 2020 through March 2020, the Company had to temporarily suspend the manufacturing activities due to government restrictions. During the temporary business closure period, employees had very limited access to our manufacturing facilities and the shipping companies were not available and as a result, the Company experienced difficulty delivering the products to customers on a timely basis. In addition, due to the COVID-19 outbreak, some of the Company’s customers or suppliers may experience financial distress, delay or default on their payments, reduce the scale of their business, or suffer disruptions in their business due to the outbreak. Any increased difficulty in collecting accounts receivable, delayed raw materials supply, bankruptcy of small and medium businesses, or early termination of agreements due to deterioration in economic conditions could negatively impact the Company’s our results of operations. As COVID-19 was gradually contained in China, the Company’s production and sales activities have been gradually returning to normal. However, the COVID-19 continues to have a severe and negative impact on China and the global economy. In light of the current circumstances and available information, for the six months ending June 30, 2021, the Company’s revenues decreased 27.4% as compared to the six months ending June 30, 2020.

Based on assessment of current economic environment, customer demand and sales trend, and the negative impact from COVID-19 outbreak and spread, there is an uncertainty that the Company’s revenue and operating cash flows may be significantly lower than expected for fiscal year 2021.

Recent Development

On March 1, 2021, the Company entered into a securities purchase agreement (the “Agreement”) with an accredited investor (the “Debenture Holder”) to place a Convertible Debenture (the “Debenture”) with a maturity date of twelve months after the issuance thereof in the aggregate principal amount of up to $2,300,000 (the “Transaction”), provided that in case of an event of default, the Debenture may become at the Debenture Holder’s election immediately due and payable. In addition, the Company paid to an affiliate of the Debenture Holder a fee equal to 3.5% of the amount of the Debenture and a one-time due diligence and structuring fee of $10,000 at the closing.

The Debenture Holder may convert the Debenture in its sole discretion to Company’s common shares at any time at the lower of $2.50 or 95% of the average of the two lowest daily VWAPs during the ten consecutive trading days immediately preceding the conversion date, provided that the conversion price may not be less than $0.50 (the “Floor Price”). The Debenture Holder may not convert any portion of a Debenture if such conversion would result in the Debenture Holder beneficially owning more than 4.99% of Company’s then issued and common shares, provided that such limitation may be waived by the Debenture Holder with 65 days’ notice. Any time after the issuance of a Debenture that the daily VWAP is less than the Floor Price for a period of 10 consecutive trading days (each such occurrence, a “Triggering Event”) and only for so long as such conditions exist after a Triggering Event, the Company shall make monthly payments beginning on the 30th day after the date of the Triggering Event. Each monthly payment shall be in an amount equal to the sum of (i) the principal amount outstanding as of the date of the Triggering Event divided by the number of such monthly payments until maturity, (ii) a redemption premium of 20% of such principal amount and (iii) accrued and unpaid interest hereunder as of each payment date.

On April 5, 2021 and May 10, 2021, the Debenture Holder entered into a waiver pursuant to which that the Debenture Holder agreed to extend the effectiveness deadline of the registration statement to March 31, 2021 for a consideration of 75,000 common shares.

For the six months ended June 30, 2021, the Company issued 1,745,147   shares for conversion of convertible loan based on the conversion price ranging from $0.97-$1.11.

Subsequently on August 2, August 4, August 31 and September 13, 2021, the Company issued 624,354   shares for conversion of convertible loan based on the conversion price ranging from $0.75-$0.87.

Results of Operations

Comparison of Operation Results for the Six Months Ended June 30, 2021 and 2020

The following table summarizes the results of our operations for the six months ended June 30, 2021 and 2020, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the six months ended June 30,
	2021		2020
Statements of Income Data:	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
Revenues- third party customers	$2,176,658	95.4%	$3,142,102	100.0%	$(965,444)	(30.7)%
Revenue- related party customers	105,868	4.6%	-	-%	105,868	100%
Total revenue	2,282,526	100.0%	3,142,102	100.0%	(859,576)	(27.4)%
Cost of revenues- third party customers	2,342,547	102.6%	2,884,298	91.8%	(541,751)	(18.8)%
Cost of revenues – related parties	85,710	3.8%	-	-%	85,710	100%
Total cost of revenues	2,428,257	106.4%	2,884,298	91.8%	(456,041)	(15.8)%
Gross profit (loss)	(145,731)	(6.4)%	257,804	8.2%	(403,535)	(156.5)%
Operating expenses:
Selling expenses	379,672	16.6%	474,901	15.1%	(95,229)	(20.1)%
General and administrative expenses	2,389,676	104.7%	1,788,625	56.9%	601,051	33.6%
Bad debt expenses	3,612,004	158.2%	2,792,800	88.9%	819,204	29.3%
Research and development expense	160,472	7.0%	180,339	5.7%	(19,867)	(11.0)%
Total operating expenses	6,541,824	286.6%	5,236,665	166.7%	1,305,159	24.9%
Loss from operations	(6,687,555)	(293.0)%	(4,978,861)	(158.5)%	(1,708,694)	34.3%
Other income (expenses):
Interest expense, net	(623,384)	(27.3)%	(876,660)	(27.9)%	253,276	(28.9)%
Interest income	1,466	0.1%	2,715	0.1%	(1,249)	(46)%
Other expense, net	(243,409)	(10.7)%	(111,729)	(3.6)%	(131,680)	117.9%
Change in fair value in convertible debt	(1,311,852)	(57.5)%	-	-%	(1,311,852)	100%
Total other expenses, net	(2,177,179)	(95.4)%	(985,674)	(31.4)%	(1,191,505)	120.9%
Loss before income taxes	(8,864,734)	(388.4)%	(5,964,535)	(189.8)%	(2,900,199)	48.6%
Provision for income taxes	487	0.0%	131,615	4.2%	(131,128)	(99.6)%
Net loss from continuing operations	(8,865,221)	(388.4)%	(6,096,150)	(194.0)%	(2,769,071)	45.4%
Gain from disposal of Gu’an REIT	-	-%	2,192,801	69.8%	(2,192,801)	(100.0)%
Net loss	$(8,865,221)	(388.4)%	$(3,903,349)	(124.2)%	$(4,961,872)	127.1%

Revenues

Our total revenues decreased by approximately $0.9 million, or 27.4%, to approximately $2.3 million for the six months ended June 30, 2021 from approximately $3.1 million for the six months ended June 30, 2020. Among our total revenue, revenue from third party customers decreased by approximately $1.0 million or 30.7% from approximately 3.1 million in the six months ended June 30, 2020 to approximately $2.2 million in the six months ended June 30, 2021, while revenue from related party customers increased by approximately $0.1 million from nil in the six months ended June 30, 2020 to approximately $105,868 in the six months ended June 30, 2021. The decrease in our total revenue was mainly due to low demand in construction industry impacted by COVID-19.

The following table summarizes the results of our revenues by business segments for the six months ended June 31, 2021 and 2020:

Revenue by Business Segment

	For the six months ended June 30,				Variance
	2021		2020		Amount	Percentage
	Amount	% of Sales	Amount	% of Sales	Increase (Decrease)	Increase (Decrease)
Machinery and Equipment	$1,185,360	51.9%	$1,370,338	43.6%	$(184,979)	(13.5)%
Construction materials	1,097,166	48.1%	1,634,236	52.0%	(537,070)	(32.9)%
Municipal construction	-	-%	137,528	4.4%	(137,528)	(100.0)%
Total	$2,282,526	100.0%	$3,142,102	100.0%	$(859,577)	(27.4)%

Machinery and Equipment

Revenue from machinery and equipment sales decreased by approximately $0.2 million, or 13.5%, from approximately $1.4 million for the six months ended June 30, 2020 to approximately $1.2 million for the six months ended June 30, 2021. The decrease is mainly due to deteriorated market under the impact of COVID-19.

Construction materials

Sales of our environmental-friendly construction materials decreased by $0.5 million or 32.9% for the six months ended June 30, 2021 as compared to the six months ended June 30, 2020. The decrease was mainly due to deteriorated market under the impact of COVID-19.

Municipal construction

Municipal construction includes such projects as sponge city projects, sewage pipeline construction, public plaza construction, and landscaping. Our environmental-friendly construction materials such as brick and block may be used in these municipal construction projects as required by local governments. Revenue from municipal construction projects in our continuing operations decreased by approximately $137,000 in the six months ended June 30, 2021 as compared to the six months ended June 30, 2020.

Technological consulting services

We started to provide environmental-protection related consulting services to customers in the second half of 2016. Our subsidiaries Beijing REIT and Dingxuan provided such services to customers by assisting them in planning the environmental-protection projects, providing market research and feasibility reports review and assisting customers to finalize the design, installation, testing and inspection, as well as providing employee training services. Revenue from our consulting service agreements with our customers normally range from approximately $100,000 to $250,000 per agreement. We did not provide any environmental-protection related consulting services to customers in the six months ended June 30, 2021 and 2020, and no revenue was reported from this segment in the six months ended June 30, 2021 and 2020.

Cost of revenues

Our total cost of revenues decreased by approximately $0.5 million or 15.8% to approximately $2.4 million for the six months ended June 30, 2021 from approximately $2.9 million for the six months ended June 30, 2020. Cost of revenues from third party customers decreased by $0.5 million or 18.8% from approximately $2.9 million in the six months ended June 30, 2020 to approximately $2.3 million in the six months ended June 30, 2021, while cost of revenues from related party customers increased by $86,000 or 100% from nil in the six months ended June 30, 2020 to approximately $86,000 in the six months ended June 30, 2021. The decrease in our total cost of revenue was in line with revenue decrease. As a percentage of revenues, the cost of revenues increased by 14.6% to 106.4% in the six months ended June 30, 2021 from 91.8% in the six months ended June 30, 2020.

Gross profit

Our gross profit decreased by approximately $0.4 million, or 156.5%, to approximately negative $0.1 million for the six months ended June 30, 2021 from approximately $0.3 million for the six months ended June 30, 2020. Gross profit margin was negative 6.4% for the six months ended June 30, 2021, as compared with 8.2% for the six months ended June 30, 2020. The decrease in gross profit margin by 14.6% was primarily attributable to: (1) low demand in construction industry impacted by COVID-19; (2) we have to offer competitive price for our products in light of the deteriorated market environment; (3)higher raw material price in the six months ended June 30, 2021.

Our gross profit and gross margin by segments are as follows:

	For the six months ended June 30,				Variance
	2021		2020		Gross	Gross
	Gross Profit	Gross Profit%	Gross Profit	Gross Profit%	Profit Increase (Decrease)	Profit% Increase (Decrease)
Machinery and equipment	$252,154	21%	$282,580	21%	$(30,426)	(11)%
Construction material	(397,885)	(36)%	(87,421)	(5)%	(310,464)	(355)%
Municipal construction	-	-%	62,645	46%	(62,645)	(100)%
Total	$(145,731)	(6)%	$257,804	8.2%	$(403,535)	(157)%

Machinery and Equipment

Gross profit for machinery and equipment products in our continuing operations decreased by approximately $30,000 to approximately $252,000 for the six months ended June 30, 2021 as compared to $283,000 for the six months ended June 30, 2020. Gross profit margins for this segment were21% and 21%, respectively for the six months ended June 30, 2021 and 2020.

Construction materials

Gross loss for construction materials was approximately $398,000 for the six months ended June 30, 2021 compared to a gross loss of approximately $87,000 for the six months ended June 30, 2020. The gross loss margin for this segment was approximately 36% for the six months ended June 30, 2021 as compared to 5% for the six months ended June 30, 2020. The gross margin decrease was mainly due to higher costs of raw materials and higher production costs as affected by more rigorous environmental protection procedures implemented by Chinese government which raised the quality standard of construction materials used in the municipal project construction.

Municipal construction

Gross profit for the municipal construction project segment was Nil and approximately $63,000 for the six months ended June 30, 2021 and 2020, respectively.

Technological consulting services

Gross profit for consulting services was $Nil and $Nil for the six months ended June 30, 2021 and 2020, respectively.

Selling expenses

For the six months ended June 30, 2021, our selling expenses were approximately $0.4 million, representing a slight decrease from $0.1 million for the six months ended June 30, 2020. As a percentage of sales, our selling expenses were 16.6% and 15.1% for the six months ended June 30, 2021 and 2020, respectively.

General and administrative expenses

For the six months ended June 30, 2021, our general and administrative were approximately $2.4 million, representing an approximate increase of $0.6 million compared to approximately $1.8 million for the six months ended June 30, 2020. The increase in general and administrative expenses was mainly due to increased consulting and professional fees. As a percentage of revenues, general and administrative expenses were 104.7% and 56.9% of our total revenues for the six months ended June 30, 2021 and 2020, respectively.

Bad debt expenses

For the six months ended June 30, 2021, our bad debt expenses were approximately $3.6 million, representing an increase of approximately $0.8 million as compared to $2.8 million for the six months ended June 30, 2020. We incurred significant bad debt expenses on uncollectible accounts receivable and advance payments due to change in market conditions as affected by the COVID-19 outbreak and spread. As a percentage of revenues, bad debt expenses were158.2% and 88.9% of our total revenues for the six months ended June 30, 2021 and 2020, respectively.

Research and development expenses

Our research and development expenses were approximately $0.2 million for the both six months ended June 30, 2021 and 2020.

Interest expense

Our interest expenses were approximately $0.6 million and $0.9 million for the six months ended June 30, 2021 and 2020, respectively. The decreased interest expenses for the six months ended June 30, 2021 as compared to the six months ended June 30, 2020 was because of lower weighted average loan balance in current period.

Other expense

Other income amounted to approximately $0.2 million and $0.1 million for the six months ended June 30, 2021 and 2020, respectively, mainly represents fines and other miscellaneous expenses.

Change in fair value in convertible debt

For the six months ended June 30, 2021, due to change in fair value of convertible loans, the Company recorded an unrealized loss of $1,311,852 in other expense.

Loss before income taxes

Our loss before income taxes was approximately $8.9 million for the six months ended June 30, 2021, an increase of approximately $2.9 million as compared to loss before income taxes of approximately $6.0 million for the six months ended June 30, 2020. The increase in our loss before income taxes was primarily attributable to increased costs and expenses as discussed above.

Gain from disposal of Gu’an

For the six months ended June 30, 2020, the Company recorded a gain from disposal of Gu’an.

Provision for income taxes

Provision for income taxes amounted to $487 and $131,615 for the six months ended June 30, 2021 and 2020, respectively.

Net loss

Net loss amounted to approximately $8.9 million and $3.9 million for the six months ended June 30, 2021 and 2020, respectively. The expanded net loss is mainly due to decreased revenue and increased operating expenses discussed above.

B.	Liquidity and Capital Resources

We are a holding company incorporated in the British Virgin Islands. REIT Holdings, our wholly owned subsidiary established in Hong Kong, owns Beijing REIT, REIT Xinyi, REIT Ecological and REIT Yancheng, which Beijing REIT in turn owns our assets through its subsidiaries in China, India and the United States. We may need dividends and other distributions in equity from our subsidiaries, including the China Operating Companies to satisfy our liquidity requirements. Current Chinese regulations permit our China Operating Companies to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our China Operating Companies are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our China Operating companies may also allocate a portion of their after-tax profits based on Chinese accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. We have relied on direct payments of expenses by our subsidiaries (which generate revenues), to meet our obligations to date.

Substantially all of our operations are conducted in China and are denominated in RMB, which is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict the ability to convert RMB into U.S. Dollars.

Under applicable Chinese regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on Chinese accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Under Chinese law, RMB is currently convertible into U.S. Dollars under a company’s “current account,” which includes dividends, trade and service-related foreign exchange transactions, without prior approval of the State Administration of Foreign Exchange (“SAFE”), not from a company’s “capital account,” which includes foreign direct investments and loans, without the prior approval of the SAFE.

We have historically funded our working capital needs from operations, advance payments from customers, bank borrowings, capital contributions from shareholders and related-party loans. Presently, our principal sources of liquidity are generated from our operations, proceeds from our shareholders’ contributions, and loans and notes from commercial banks. Our working capital requirements are influenced by the level of our operations, the numerical volume and dollar value of our sales contracts, the progress of execution on our customer contracts, and the timing of accounts receivable collections.

As reflected in the Company’s unaudited condensed consolidated financial statements for the six months ended June 30, 2021, the Company’s revenue decreased by approximately $0.9 million, or 27.4%, from approximately $3.1million for the six months ended June 30, 2020 to approximately $2.3 million for the six months ended June 30, 2021. Gross loss amounted to approximately $0.1 million for the six months ended June 30, 2021, compared to a gross profit of approximately $0.1 million for the six months ended June 30, 2020. These decreases were mainly attributable to increasing raw material cost for manufacturing and decreasing sales of the Company’s construction materials, due to the Company’s failure to obtain bids from new municipal construction projects. In addition, for the six months ended June 30, 2021 and 2020, the Company incurred significant impairment losses on bad debt expenses on uncollectible accounts receivable and advance payments due to changes in market conditions of its customers and suppliers. As a result, for the six months ended June 30, 2021 and 2020, the Company reported a net loss of approximately $8.9 million and $3.9 million, respectively. As of June 30, 2021, the Company had a working capital deficit of approximately of $9.4 million.

In addition, the Company had large bank borrowings as of June 30, 2021 and some of the bank loans will mature and need to be repaid within the next 12 months. If the Company cannot renew existing loans or borrow additional loans from banks, the Company’s working capital may be further negatively impacted. The outbreak and spread of the COVID-19 throughout China and worldwide has caused significant volatility in the PRC and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the PRC and international economies. To reduce the spread of the COVID-19, the Chinese government has employed measures including city lockdowns, quarantines, travel restrictions, suspension of business activities, and school closures. Due to difficulties and challenges resulting from the COVID-19 outbreak, the Company temporarily closed its facilities and operations until late March 2020. During this temporary business closure period, there was limited support from the Company’s employees, delayed access to raw material supplies, reduced customer sales orders, and the Company’s inability to promote the sales to customers on a timely basis. Based on the assessment of the current economic environment, customer demand, and sales trend, and the negative impact from COVID-19 outbreak and spread, there is an uncertainty that the Company’s revenue and operating cash flows may be significantly lower than expected for the next 12 months.

As of June 30, 2021, the Company had cash of approximately $0.2 million. As of June 30, 2021, the Company had outstanding bank loans of approximately $14.9, from PRC banks (including short-term loans of approximately $5.9 million, current portion of long-term loans of approximately $4.6 million, and long-term loans of $4.3 million).

Management expects that it would be able to renew all of its existing bank loans upon their maturity based on past experience and the Company’s good credit history. Currently, the Company is working to improve its liquidity and capital source mainly through cash flow from its operations, renewal of bank borrowings, and borrowing from related parties. In order to fully implement its business plan and sustain continued growth, the Company may also seek equity financing from outside investors. At the present time, however, the Company does not have commitments of funds from any potential investors. No assurance can be given that additional financing, if required, would be available on favorable terms or at all.

Based on above reasons, there is a substantial doubt about the Company’s ability to continue as a going concern for the next 12 months from the issuance of the consolidated financial statements.

Cash flows

Six months ended June 30, 2021 and 2020

The following table sets forth summary of our cash flows for the periods indicated:

	For the six months ended June 30,
	2021	2020
Net cash used in operating activities	$(976,361)	$(3,709,696)
Net cash used in (provided by) investing activities	(390,415)	2,705,197
Net cash (used in) provided by financing activities	483,786	305,331
Effect of exchange rate changes on cash and cash equivalents	(1,017)	2,733
Net (decrease) increase in cash and cash equivalents	(884,007)	(696,435)
Cash and restricted cash, beginning of period	1,120,840	981,518
Cash and restricted cash, end of period	236,833	285,083

Operating Activities

Net cash used in operating activities was approximately $1.0 million for the six months ended June 30, 2021. Net cash used in operating activities for the six months ended June 30, 2021 mainly consisted of net loss of $8.9 million, adjustments of $7.0 million non-cash items, an decrease of approximately $0.1 million in accounts receivable, an increase of approximately $0.5 million in advance from customers and an increase of $1.8 million in accrued and other liabilities, offset by a increase of approximately $0.2 million in inventory and an decrease of approximately $0.5 million in advance to suppliers and a decrease of $0.2 million in accounts payable.

Net cash used in operating activities was approximately $3.7 million for the six months ended June 30, 2020. Net cash used in operating activities for the six months ended June 30, 2020 mainly consisted of net loss of $3.9 million, adjustments of $2.3 million non-cash items, a decrease of approximately $2.3 million in accounts receivable, an increase of approximately $1.5 million in advance from customers and an increase of $1.7 million in accrued and other liabilities, offset by a decrease of approximately $0.5 million in accounts payable, an increase of approximately $1.8 million in inventory and an increase of approximately $4.7 million in advance to suppliers.

Investing Activities

Net cash used in investing activities was approximately $0.4 million for the six months ended June 30, 2021. During the six months ended June 30, 2021, we paid $0.4 million on purchase of equipment.

Net cash provided by investing activities was approximately $2.7 million for the six months ended June 30, 2020. During the six months ended June 30, 2020, we paid $0.1 million on purchase of equipment and received $2.8 million for disposition of Gu’an REIT.

Financing Activities

Net cash provided by financing activities was approximately $0.5 million for the six months ended June 30, 2021, including proceeds from bank loans of $0.8 million, proceeds from related party loans of $3.1 million, proceeds from convertible loans of $1.4 million, offset by the repayment of bank loans of $1.9 million and repayment to related parties of $3.0 million.

Net cash provided by financing activities was approximately $0.3 million for the six months ended June 30, 2020, including proceeds from bank loans of $5.8 million and proceeds from related party loans of $3.7 million, offset by the repayment of bank loans of $8.0 million and repayment to related parties of $1.2 million,

Statutory Reserves

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The restricted amounts as determined pursuant to PRC statutory laws totaled $2,386,119 as of June 30, 2021 and December 31, 2020.

Capital Expenditures

We had capital expenditures of approximately $0.4 million and $0.1 million for the six months ended June 30, 2021 and 2020, respectively, for purchases of equipment and conducting our CIP projects construction in connection with our business activities.

Critical Accounting Policies

We prepare our financial statements in conformity with accounting principles generally accepted by the United States of America (“U.S. GAAP”), which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Accounts Receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually grants credit to customers with good credit standing with a maximum of 180 days and determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on the assessment of customers’ credit and ongoing relationships, the Company’s payment terms typically range from 90 days to 1 year. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As affected by the recent COVID-19 outbreak and spread, the Company’s accounts receivable collection was negatively affected. Based on subsequent collection analysis, the Company accrued increased bad debt reserve for the outstanding accounts receivable as of June 30, 2021 and December 31, 2020. As a result, allowance for uncollectible balances amounted to $17,481,232 and $14,717,842 as of June 30, 2021 and December 31, 2020, respectively.

Revenue Recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018 using the modified retrospective approach. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services.

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company’s revenues are primarily derived from the following sources:

●	Revenue from machinery and equipment sales

The Company recognizes revenue when the machinery and equipment is delivered and control is transferred. The Company generally provide a warranty for a period of 12 months after the customers receive the equipment. The Company determines that such product warranty is not a separated performance obligation because the nature of warranty is to provide assurance that a product will function as expected and in accordance with customer’s specification and the Company has not sold the warranty separately. From its past experience, the Company has not experienced any material warranty costs and, therefore, the Company does not believe an accrual for warranty cost is necessary for the six months ended June 30, 2021 and 2020.

●	Revenue from construction materials sales

The Company recognizes revenue, net of sales taxes and estimated sales returns, when the construction materials are shipped to, delivered to or picked up by customers and control is transferred.

●	Revenue from municipal construction projects

The Company provides municipal construction services which includes sponge city projects, sewage pipeline construction, public plaza construction, and landscaping, etc. The Company recognizes revenue associated with these contracts over time as service is performed and the transfer of control occurs, based on a percentage-of-completion method using cost-to-cost input methods as a measure of progress. When the percentage-of-completion method is used, the Company estimates the costs to complete individual contracts and records as revenue that portion of the total contract price that is considered complete based on the relationship of costs incurred to date to total anticipated costs (the cost-to-cost approach).

Under the cost-to-cost approach, the use of estimated costs to complete each contract is a significant variable in the process of determining recognized revenue, requires judgment and can change throughout the duration of a contract due to contract modifications and other factors impacting job completion. The costs of earned revenue include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools and repairs. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

●	Revenue from technological consulting and other services

The Company recognizes revenue when technological consulting and other services are rendered and accepted by the customers.

Contract assets and liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. Contact assets are recognized for in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing of when an order is placed and when shipment or delivery occurs.

As of June 30, 2021 and December 31, 2020, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by products and services, as we believe it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated.

To the extent applicable, the Company records interest and penalties as a general and administrative expense. The Company’s subsidiaries in China and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No significant taxable income was generated outside the PRC for the six months ended June 30, 2021 and 2020 . As of June 30, 2021, the tax years ended December 31, 2016 through December 31, 2020 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Recent Accounting Pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Principal Accounting Policies” of our Unaudited Condensed Consolidated Financial Statements.

E.	Off-Balance Sheet Arrangements.

We have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements.

F.	Tabular Disclosure of Contractual Obligations.

We have certain potential commitments that include future estimated payments. Changes in our business needs, cancellation provisions, changing interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments.

The Company’s subsidiaries lease office spaces under operating leases. Operating lease expense amounted to $74,320 and $135,096 for the six months ended June 30, 2021 and 2020, respectively.

As of June 30, 2021, the Company’s contractual obligations consisted of the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitment	$275,481	148,959	126,522	-	-
Repayment of bank loans	14,885,758	10,548,558	4,337,200	-	-
Total	$15,161,239	10,697,517	4,463,722	-	-

G.	Safe Harbor.

See “Forward-Looking Statements.”